Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.                                                NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group Metals”)

788 — 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone: (604) 899-5450

ITEM 2.                                                DATE OF MATERIAL CHANGE

May 11, 2018

ITEM 3.                                                NEWS RELEASE

A news release was disseminated on May 11, 2018 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.                                                SUMMARY OF MATERIAL CHANGE

Hosken Consolidated Investments Limited (“HCI”) and the Company have agreed to amend the terms of a strategic investment in the Company by HCI first announced on May 3, 2018.  Liberty Metals & Mining Holdings, LLC (“LMM”) and the Company have agreed to amended credit terms for an existing secured loan facility (the “LMM Facility”).

ITEM 5.                                                FULL DESCRIPTION OF MATERIAL CHANGE

5.1                               Full Description of Material Change

HCI and the Company have agreed to amend the terms of a strategic investment in the Company by HCI first announced on May 3, 2018.  HCI has entered into an amended subscription agreement with the Company, on a private placement basis, for the purchase directly or through a subsidiary of 15,090,999 units (the “Units”) at a price of US$0.15 per unit for gross proceeds of US$2,263,649.85 (the “Amended Private Placement”).  Each Unit will consist of one common share and one common share purchase warrant, with each common share purchase warrant allowing HCI to purchase one further common share of the Company at a price of US$0.17 per share for a period of 18 months from the date of closing of the Amended Private Placement.  Closing of the Amended Private Placement is to be immediately prior to the closing of the Company’s proposed public offering of units announced on May 3, 2018 and is subject to customary closing conditions, including stock exchange approvals. HCI may terminate the subscription agreement if, among other reasons, the closing of the Amended Private Placement does not occur by May 18, 2018, the public offering is terminated or the public offering is for gross proceeds of less than US$17.1 million.  As previously disclosed, HCI has also indicated its interest in participating in the public offering.

LMM and the Company have agreed to amended credit terms for the LMM Facility.  The Company must (i) raise a minimum of US$15 million in financings of subordinated debt, common shares and/or securities convertible into common shares (the “Required Financing”) before May 31, 2018 (previously US$20 million required before May 15, 2018), (ii) apply the first US$12 million of gross proceeds from the Required Financing to reduce indebtedness under the LMM Facility before May 31, 2018 (previously US$20 million required before May 15, 2018), and (iii) not otherwise be in default under the LMM Facility.  If these conditions are satisfied, (a) the LMM Facility maturity date will be extended to October 31, 2019 (from September 30, 2018), (b) a previous requirement to raise a further US$20 million in subordinated debt and/or common shares before July 31, 2018 will be eliminated, and (c) interest will continue to accrue and be capitalized until the maturity date (previously, interest became payable quarterly after June 30, 2018).

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of such Act.

Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this material change report, which has been prepared by management.

This material change report contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this material change report include, without limitation, statements regarding the timing, terms and completion of the Amended Private Placement and other financings, including the Required Financing, HCI’s participation in such financings, and the Company’s ability to satisfy the conditions required to extend the maturity date, eliminate the second required financing and continue to capitalize interest under the LMM Facility. Although the Company believes the forward-looking statements in this material change report are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including the inability to satisfy the closing conditions for the Amended Private Placement or other financings; delays in receipt of, or the inability to receive, the remaining proceeds of the Maseve Investments 11 (Pty) Ltd. (“Maseve”) sale transaction or to realize on the proceeds thereof; additional financing requirements and the uncertainty of future financing; the Company’s history of losses; the Company’s inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; the LMM Facility is, and any new indebtedness may be, secured and the Company has pledged its shares of PTM RSA, and PTM RSA has pledged its shares of Waterberg JV Resources (Pty) Limited (“Waterberg JV Co.”) to LMM under the LMM Facility, which potentially could result in the loss of the Company’s interest in PTM RSA and the Waterberg Project in the event of a default under the LMM Facility or any new secured indebtedness; the Company’s negative cash flow; the Company’s ability to continue as a going concern; completion of the definitive feasibility study for the Waterberg Project, which is subject to resource upgrade and economic analysis requirements; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; the Company’s ability to regain compliance with NYSE American continued listing requirements; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the failure of the Company  or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo Wethu Consultants (Pty) Ltd. or former shareholders of Maseve; the ability of the Company to retain its key management employees and skilled and experienced personnel; contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors; conflicts of interest; capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions and either settle or restructure its debt as required; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; and other risk factors described in the Company’s most recent Form 20-F annual report, annual information form and other filings with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.  Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company’s business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.

5.2                               Disclosure for Restructuring Transactions

N/A

ITEM 6.                                                RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.                                                OMITTED INFORMATION

N/A

ITEM 8.                                                EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Frank Hallam, CFO
Phone: (604) 899-5450

ITEM 9.                                                DATE OF REPORT

May 11, 2018